Ernst & Young LLP Suite 2300, 700 West Georgia Street Vancouver, BC V7Y 1C7 Canada Tel: +1-604-891-8200 Fax: +1-604-643-5422 www.ey.com

December 3, 2008

British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission

Dear Sirs/Mesdames:

Re:	Coral Gold Resources Ltd.
Change of Auditor Notice dated November 27, 2008

Pursuant to National Instrument 51-102 (Part 4.11), we have read the above-noted Change of Auditor Notice and confirm our agreement with the information contained in the Notice pertaining to our firm.

Yours sincerely,

Ernst & Young LLP

cc: The Board of Directors, Coral Gold Resources Ltd